SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16 OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of May 2025
Commission File Number: 0-30862

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

3 Uri Ariav st., Bldg. A (7th Floor) PO Box 112, Rosh Ha’Ayin, Israel, 4810002

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.

Date: May 22, 2025	By:	/s/ Hadar Vismunski Weinberg
	Name:	Hadar Vismunski Weinberg
	Title:	Chief Legal Officer and Corporate Secretary

2025 Annual General Meeting of Shareholders

On May 22, 2025, Ceragon Networks Ltd. (the “Company”) held its 2025 adjourned Annual General Meeting of Shareholders (the “Meeting”). The proxy statement for the Meeting was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on April 10, 2025 (File No. 000-30862) and is incorporated herein by reference. All of the proposals brought before the Company’s shareholders at the Meeting were approved by the shareholders.